SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            TRADESTAR SERVICES, INC.
                            ------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   89267T 10 7
                                   -----------
                                 (CUSIP Number)

                            Franklin M. Cantrell, Jr.
                           5555 Del Monte, Suite 2305
                            Houston, Texas 77056-4121
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 23, 2006
            --------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.  89267T 10 7                                       Page 2 of 8 Pages
           -----------                                       -----------------

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      1
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  FRANKLIN M. CANTRELL, JR.

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      2
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [  ]

              (b) [  ]


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      3
              SEC USE ONLY


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      4
              SOURCE OF FUNDS

                  OO

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      5
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


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      6
              CITIZENSHIP OR PLACE OF ORGANIZATION

                  US

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                                      7
           NUMBER OF                         SOLE VOTING POWER
                                                 -2,682,449-
             SHARES

          BENEFICIALLY

            OWNED BY

              EACH

           REPORTING

          PERSON WITH

                                 -----------------------------------------------

                                             SHARED VOTING POWER
                                                 -0-
                                      8

                                 -----------------------------------------------
                                      9
                                             SOLE DISPOSITIVE POWER
                                                 -2,682,449-

                                 -----------------------------------------------
                                     10
                                             SHARED DISPOSITIVE POWER
                                                 -0-

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               11
                                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                                 REPORTING PERSON
                                     2,682,449

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               12
                                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
                                 (See Instructions)

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               13
                                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                                 ROW (11)
                                 11.34%

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               14
                                 TYPE OF REPORTING PERSON

                                 IN
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                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to shares of common stock, $0.001 par value per share ("Common Stock"), of Tradestar Services, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is 3451-A Candelaria NE, Albuquerque, New Mexico 87107.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed on behalf of Franklin M. Cantrell, Jr. (the "Reporting Person").

(b) The principal residence of the Reporting Person is 5555 Del Monte, Suite 2305, Houston, Texas 77056-4121.

(c) The Reporting Person is the Chairman of the Board of Sabine Storage and Operations, Inc. The principal business address of Sabine Storage and Operations, Inc. is 5718 Westheimer, Suite 1251, Houston, Texas 77057.

(d)  The Reporting Person has not, during the past five years, been convicted in
     any  criminal   proceeding   (excluding   traffic   violations  or  similar
     misdemeanors).

(e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 23, 2006, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tradestar Acquisition Sub, L.L.C., a wholly owned subsidiary of the Issuer (now known as CYMRI, L.L.C.), The CYMRI Corporation ("CYMRI") and the CYMRI shareholders, Messrs. Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish (collectively the "Shareholders"). On May 23, 2006, pursuant to the terms of the Merger Agreement, CYMRI merged with and into CYRMI, L.L.C. (the "Merger"). This finalized the Issuer's acquisition of CYMRI and its related subsidiaries for aggregate consideration of $2 million in cash, $3.075 million in 10% secured notes and 12,540,000 shares of Common Stock. As a Shareholder, the Reporting Person received (i) 2,514,000 shares of Common Stock; (ii) a promissory note, dated May 23, 2006, made by the Issuer in favor of the Reporting Person in the original principal amount of $1,575,000 (the "Note"); and (iii) $1,000,000 in cash. In consideration for the issuance of the Note, the Issuer issued the Reporting Person a warrant to a purchase an aggregate of 168,449 shares of Common Stock (the "Warrant"). The Warrant is exercisable at $1.87 per share and terminates on May 23, 2009. If the Issuer files a registration statement with the Securities and Exchange Commission (the "SEC") registering its stock, then the Issuer will include in such registration statement the resale of the shares of Common Stock owned by the Reporting Person, including any shares of Common Stock purchased by the Reporting Person upon the exercise of the Warrant, all subject to the limitations set forth in that certain Registration Rights Agreement, dated May 23, 2006, by and among the Issuer, the Reporting Person and the other Shareholders (the "Registration Rights Agreement"). As security for the payment of the Note, the Issuer entered into that certain Pledge and Security Agreement, dated May 23, 2006, with the Reporting Person and Larry M. Wright (the "Pledge and Security Agreement") pursuant to which the Issuer granted the Reporting Person and Mr. Wright a security interest in all of the membership interests of CYMRI, L.L.C.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person acquired 2,514,000 shares of Common Stock and the Note in the Merger as merger consideration and the Warrant as consideration for the issuance of the Note. If the Reporting Person elects to exercise the Warrant, he will do so to hold such shares of Common stock for investment. Except for an exercise of the Warrant, the Reporting Person does not have any specific plans or proposals relating to the acquisition of shares of Common Stock or the disposition of shares of Common Stock. However, depending upon market conditions and other factors, the Reporting Person may, from time to time, either jointly or individually, acquire additional shares of Common Stock or exercise the Warrant or dispose of all or any portion of the shares of Common Stock owned by the Reporting Person, including any shares of Common Stock received upon his exercise of the Warrant.

     The Reporting Person does not have any specific plans or proposals which relate to or would result in: (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) any change in the present board of directors or management of the Issuer, including plans or proposals relating to changes in the number or terms of directors or filling any existing vacancies on the Issuer's board; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer's business or corporate structure; (f) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above; but he reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of May 23, 2006, the Reporting Person beneficially owns of 2,682,449 shares of Common Stock which includes 168,449 shares of Common Stock issuable upon the exercise of the Warrant. The Warrant is exercisable at the option of the Reporting Person at any time until May 23, 2009. The 2,682,449 shares of Common Stock beneficially owned by the Reporting Person constitutes 11.34% of the outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and direct the voting of, and to dispose or direct the disposition of, all 2,682,449 shares of Common Stock beneficially owned by the Reporting Person.

(c) Other than as disclosed in this Schedule 13D, the Reporting Person has not engaged in any transactions with respect to the Common Stock in the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,682,449 shares of Common Stock covered by this Schedule 13D.

(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person received 2,514,000 shares Common Stock and the Note as part of the merger consideration for the Merger pursuant to the terms of the Merger Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1. The terms of the Note are set forth in that certain Promissory Note, dated May 23, 2006, made by the Issuer in favor of the Reporting Person in the original principal amount of $1,575,000, a copy of which is filed with this Schedule 13D as Exhibit 2. As consideration for the issuance of the Note, the Issuer issued the Reporting Person the Warrant to purchase 168,449 shares of Common Stock at $1.87 per share, a copy of which is filed with this Schedule 13D as Exhibit 3. The Shareholders (including the Reporting Person) and the Issuer entered into the Registration Rights Agreement, a copy of which is filed with this Schedule 13D as Exhibit 4, pursuant to which the Issuer granted piggy-back registration rights to the Shareholders (including the Reporting Person). The Reporting Person and the Issuer entered into the Pledge and Security Agreement, a copy of which is filed with this Schedule 13D as Exhibit 5, pursuant to which the Issuer granted the Reporting Person a security interest in all of the membership interests of CYMRI, L.L.C. to secure the payment of the principal amount of the Note.

     To the best knowledge of the Reporting Person, except for the Merger Agreement, the Note, the Warrant, the Registration Rights Agreement and the Pledge and Security Agreement described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibits are filed herewith:

1. Agreement and Plan of Merger, dated March 23, 2006 by and among Tradestar Services, Inc., Tradestar Acquisition Sub, L.L.C., The Cymri Corporation, Larry M. Wright, Franklin M. Cantrell, Jr., Robert G. Wonish and Michael W. Hopkins, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer's Form 8-K filed on May 30, 2006.

2. Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Franklin M. Cantrell, Jr. in the original principal amount of $1,575,000, incorporated herein by reference and filed as Exhibit 10.7.2 on the Issuer's Form 8-K filed on May 30, 2006.

3. Warrant, dated May 23, 2006, to purchase 168,449 shares of common stock issued to Franklin M. Cantrell, Jr., incorporated herein by reference and filed as Exhibit 10.8.2 on the Issuer's Form 8-K filed on May 30, 2006.

4. Registration Rights Agreement, dated May 23, 2006, Tradestar Services, Inc., Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish, incorporated herein by reference and filed as Exhibit
     10.5 on the Issuer's Form 8-K filed on May 30, 2006.

5. Pledge and Security Agreement, dated May 23, 2006, by and among Tradestar Services, Inc., Larry M. Wright and Franklin M. Cantrell, Jr., incorporated herein by reference and filed as Exhibit 10.2 on the Issuer's Form 8-K filed on May 30, 2006.

                                   SIGNATURES


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information contained in this Schedule 13D is true, complete and correct.

Dated: June 1, 2006


                                              /s/ Franklin M. Cantrell, Jr.
                                              -----------------------------
                                              FRANKLIN M. CANTRELL, JR.

                                  EXHIBIT INDEX

1. Agreement and Plan of Merger, dated March 23, 2006 by and among Tradestar Services, Inc., Tradestar Acquisition Sub, L.L.C., The Cymri Corporation, Larry M. Wright, Franklin M. Cantrell, Jr., Robert G. Wonish and Michael W. Hopkins, incorporated herein by reference and filed as Exhibit 10.1 on the Issuer's Form 8-K filed on May 30, 2006.

2. Promissory Note, dated May 23, 2006, made by Tradestar Services, Inc. in favor of Franklin M. Cantrell, Jr. in the original principal amount of $1,575,000, incorporated herein by reference and filed as Exhibit 10.7.2 on the Issuer's Form 8-K filed on May 30, 2006.

3. Warrant, dated May 23, 2006, to purchase 168,449 shares of common stock issued to Franklin M. Cantrell, Jr., incorporated herein by reference and filed as Exhibit 10.8.2 on the Issuer's Form 8-K filed on May 30, 2006.

4. Registration Rights Agreement, dated May 23, 2006, Tradestar Services, Inc., Larry M. Wright, Franklin M. Cantrell, Jr., Michael W. Hopkins and Robert G. Wonish, incorporated herein by reference and filed as Exhibit
     10.5 on the Issuer's Form 8-K filed on May 30, 2006.

5. Pledge and Security Agreement, dated May 23, 2006, by and among Tradestar Services, Inc., Larry M. Wright and Franklin M. Cantrell, Jr., incorporated herein by reference and filed as Exhibit 10.2 on the Issuer's Form 8-K filed on May 30, 2006.